

September 2, 2010

Mr. Gregory Ray
Chief Financial Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard
Elgin, IL 60123

    Re: Heritage-Crystal Clean, Inc.
               Form 10-K for the Fiscal Year Ended January 2, 2010
               Forms 10-Q for the Fiscal Quarters Ended March 27, 2010 and June 19, 2010
               Definitive Proxy Statement on Schedule 14A
               File No. 001-33987

Dear Mr. Ray:

      We have completed our review of your filings and do not have any further comments at this time.

                                   Sincerely,

                                   John Cash
                                   Accounting Branch Chief